FOR IMMEDIATE RELEASE

JED OIL INC. ANNOUNCES FIRST CLOSING OF $50 MILLION FINANCING

(all amounts expressed in U.S. Dollars)

Calgary, Alberta – Friday, June 2, 2006 – JED Oil Inc. (AMEX: JDO) (“JED” or the “Company”) today announced that it has closed a private placement of a total of $34,325,000 10% Senior Subordinated Convertible Notes.  This is the first closing in the previously announced placement of up to $50 million in convertible debt and convertible preferred stock.  The Company is also finalizing a private placement of $15,675,000 in Convertible Preferred shares scheduled to close next week.

The Convertible Notes bear interest at the rate of 10% per annum, payable quarterly, and mature on February 1, 2008.  The outstanding principle and interest may be converted at any time at the holder’s option into common shares of the Company at a conversion price of $16.00 per share.  Notes outstanding on the maturity date will be redeemed by the Company.  There are penalty provisions if the Company does not comply with the terms of the Convertible Notes.  In the event of certain new equity issues by the Company, holders of the Convertible Notes have a right of first refusal to participate, on a pro rata basis, in such new issues.  The Convertible Notes are unsecured and are subordinated to the credit facility granted by JED’s senior commercial financial institution.

The net proceeds from the placement of the Convertible Notes to the Company after payment of a 5% commission to the placement agent and the expenses of the offering, estimated to be approximately $32.2 million, will be used to reduce its senior credit facility, and to finance the previously announced 2006 drilling program.  “We are very pleased with this financing, which gives JED the ability to pursue its aggressive drilling program and our year-end production target,” stated Tom Jacobsen, JED’s CEO.  “We are currently drilling the first well of a multi-well program in the Pinedale/Jonah area of Wyoming and are continuing our multi-well program in the Ferrier area of Alberta.”

In August 2003 the Company issued a similar 10% Senior Subordinated Convertible Note in the amount of $20 million, of which $1 million has been converted to common shares.  In connection with the current private placement, the 2003 note was amended to have the identical terms of the Convertible Notes in the 2006 private placement, including the reduction of the conversion price into JED common shares to $16.00 per share from $20.00 per share.  In addition the holder of the 2003 note was granted the right to convert the outstanding principle amount to Series B Convertible Preferred shares.  It is expected that a substantial portion of the 2003 note will be converted to the Series B Convertible Preferred shares.  To date, there are commitments to convert over $14 million to the Series B Convertible Preferred Shares.

If all the above referenced notes were converted into common stock, the number of the series would be 2,200,000 and have a stated value of $16.00.  The Series B Convertible Preferred Shares bear dividends of 10% per annum, payable quarterly, which at the holder’s option are payable in cash or common shares; the principle amount may be converted at any time at the holder’s option into common shares on a one-for-one basis, and the principle amount plus accrued and unpaid dividends of any shares outstanding on February 1, 2008 will be redeemed by the Company for cash.

The securities being offered by JED have not been and will not be registered under the U.S. Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

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JED Oil News Release

June 2, 2006

About JED

Established in September 2003, JED Oil Inc. is an oil and natural gas company that commenced operations in the second quarter of 2004 and has begun to develop and operate oil and natural gas properties principally in western Canada and the United States.

"Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995: This press release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 concerning the offering.  Forward looking statements are statements that are not historical facts and are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including requirements for regulatory approval, the anticipated use of proceeds, the achievement of production targets and drilling programs, the amount, if any, of the conversion of an outstanding note into preferred stock, the timing of the anticipated offering, the need to satisfy conditions precedent to the closing of the offer, including due diligence conditions, and JED's reliance on the agent's performance of its obligations.  Although we believe the expectations reflected in our forward looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

Company Contacts:

or

Investor Relations Counsel

JED Oil Inc.

The Equity Group Inc.

Reg Greenslade, Chairman

Linda Latman (212) 836-9609

(403) 213-2507

Lena Cati (212) 836-9611

Al Williams, President

www.theequitygroup.com

(403) 537-3250

www.jedoil.com